Himalaya Shipping Ltd. (HSHP) - Commencement of LNG bunkering

Hamilton, Bermuda, August 2, 2023

Himalaya Shipping is proud to announce that two of its ships, Mount Norefjell and Mount Matterhorn, have bunkered with LNG in Singapore over the last days.

A Newcastlemax running on LNG reduces its CO2 emissions by 43% compared to a standard Capesize ship, in addition to significantly reducing SOx and NOx.

On July 31, 2023, LNG prices (adjusted for calorific values) were $472/t1 compared to $537/t for HFO2 and $610/t for VLSFO2.

"We are pleased to see the first LNG bunkering of the Himalaya ships. Both the environmental and economic benefit of running on LNG makes us confident in our choice to invest in dual fuel engines. The high LNG prices seen in the wake of the Russia-Ukraine conflict seems to be normalizing, and we believe, over time, LNG prices will trade at a discount to oil. Of the around 2000 Capesize+ dry bulk ships in the world, less than 2% can run on LNG, hence, Himalaya Shipping is well positioned to benefit from the environmental regulations being introduced" says CEO Herman Billung.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +4791831590

About Himalaya Shipping Ltd.:
Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has five vessels in operation and seven Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by July 2024.

Forward Looking Statements:
This announcement includes forward-looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions, and include statements with respect to the vessels already delivered and our business. The forward-looking statements in this announcement are based upon various assumptions regarding the Company's present and future business, many of which are based, in turn, upon further assumptions. Although Himalaya Shipping Ltd. believes that these assumptions are reasonable, they are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events, including the Company's actual results, performance or achievements, to differ materially from the expectations expressed or implied by the forward-looking statements included herein.

1 Platts LNG Singapore price (ex logistics)
2 Platts HFO and VLSFO Singapore bunker price